UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

P.E. 1-31-03

# ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)



1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

EXHIBIT INDEX

| Exhibit Number | Description of Document |
|---|---|
| 1 | Angiotech Pharmaceuticals' 2002 Annual Report. |

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 31, 2003

By: [signature]

Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Invent. Integrate. Innovate.™ 2002



Angiotech Pharmaceuticals, Inc.

Angiotech Pharmaceuticals is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.

This Annual Report to Shareholders contains forward-looking statements, including statements regarding product development and discovery, regulatory approvals, operating results and capital requirements and other statements that are not historical facts. These forward-looking statements are based on the opinions and estimates of our management at the time the statements are made. They are subject to risks and uncertainties that could cause our actual results, performance or achievements, and those of our corporate partners, to be materially different from those expressed or implied by the forward-looking statements. A number of factors could cause or contribute to such differences, including the risks described in the section entitled "Management's Discussion & Analysis of Financial Condition and Results of Operations - Forward-Looking Statements and Cautionary Factors that May Affect Future Results" and those listed from time to time in our public disclosure filings with the U.S. Securities Exchange Commission, The Nasdaq, The Toronto Stock Exchange and relevant Canadian securities commissions, copies of which are available from our investor relations department or by visiting www.sedar.com. You should not unduly rely on these forward-looking statements, which apply only as of the date of this Annual Report. We *assume no obligation to update any forward-looking statements as new information becomes available. Statements in this report regarding the proposed* transaction between Angiotech and Cohesion, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction; the inability to obtain all necessary regulatory and shareholder approvals; the inability of Angiotech to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

## SELECTED FINANCIAL DATA

| (In thousands of Canadian dollars, except per share information) | | Year ended September 30 | |
|---|---|---|---|
| **Summary Operating Data** | **2002** | 2001 | 2000 [1] |
| Loss for the year | $ (20,143) | $ (8,327) | $ (1,645) |
| Basic and diluted loss per common share | (1.29) | (0.54) | (0.11) |
| Weighted average common shares outstanding (in thousands) | 15,633 | 15,414 | 14,332 |

| | | As at September 30 | |
|---|---|---|---|
| **Summary Balance Sheets** | **2002** | 2001 | 2000 |
| Cash, cash equivalents and short-term investments | $ 136,350 | $ 156,094 | $ 160,295 |
| Total assets | 151,565 | 162,703 | 165,929 |
| Shareholders' equity | 139,412 | 156,928 | 161,256 |
| Common shares outstanding at end of year (in thousands) | 15,732 | 15,531 | 15,257 |

(1) As restated – see Note 3 to the 2002 Consolidated Financial Statements

The preceding selected financial data should be read in conjunction with the Company's annual, audited, consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report. The statement of operations data for the three years in the period ended September 30, 2002, and the balance sheet data at September 30, 2002 and 2001 are derived from the annual, audited, consolidated financial statements included elsewhere in this annual report. The balance sheet data as of September 30, 2000 is derived from annual, audited, consolidated financial statements not included in this annual report.

The U.S. exchange rate, using the Bank of Canada noon rates, was CDN$1.00 equals US$0.63 at September 30, 2002.





## 1992:2002
## 10 Years

As the old saying goes, "Rome wasn't built in a day."

Neither was Angiotech.

It was William Hunter's creative foresight together with an unwavering, dedicated group of individuals who laid the foundation for what would become the pioneer of a new industry. An industry that brings together traditional pharmaceuticals, medical devices, and biomaterials. Drug-coated medical devices and drug-loaded biomaterials are poised to revolutionize the practice of medicine as we know it today - and it begins with the paclitaxel-eluting stent.

It's been ten years, and our work has only skimmed the surface of an ocean of possibilities. It is our mandate and our belief, that as Angiotech employees, we are meant not only to lead, but continually *Invent. Integrate. Innovate.*™ the ever-changing world of medicine.

Corporate partner Boston Scientific reports zero restenosis through nine months in European TAXUS I clinical trial

Corporate partner Cook files for approval to market its paclitaxel-eluting V-Flex Plus PTX™ coronary stent system in Europe

Milestone payment from Cook

David M. Hall named Chief Financial Officer

Boston Scientific announces preliminary results from European TAXUS III in-stent restenosis clinical trial

Boston Scientific announces first human use in the U.S. of its paclitaxel-eluting TAXUS™ coronary stent system

Cook initiates European ELUTES-ISR in-stent restenosis clinical trial

Boston Scientific announces final results of TAXUS III clinical trial and approval to market the paclitaxel-eluting TAXUS™ coronary stent system in intercontinental markets

Cook reports positive one-year results from European ELUTES clinical trial

Milestone payment from Boston Scientific

Cook extension of Angiotech license in exchange for increased royalties

Boston Scientific files for approval to market its paclitaxel-eluting TAXUS™ coronary stent system in Europe

Jan Feb Mar Apr May June

Jul Aug Sep Oct Nov Dec

Hartley T. Richardson appointed to Angiotech Board of Directors

Cook paclitaxel-eluting V-Flex Plus PTX™ coronary stent system receives CE Mark approval to market in Europe

Phase 2 clinical study in rheumatoid arthritis initiated

Boston Scientific announces final results of its international TAXUS II clinical trial

Agreement announced for Angiotech to Acquire Cohesion Technologies

Boston Scientific Announces 30-day safety data from its U.S. TAXUS IV clinical trial

Board of Directors and Management Changes Announced

Boston Scientific Announces 30-day safety data from the complete study population of its U.S. TAXUS IV clinical trial





Invent.
Integrate.
Innovate.™

# Building endless possibilities to improve lives.

Believe it or not, science is an art. Those who are given the creative freedom to bring to reality a potentially promising therapy will benefit from both its successes and failures. But before such undertakings even begin, you have to appreciate where it came from. Countless days and evenings are devoted to the lengthy process of patent drafting. In the end, the aim is to develop a formidable collection of intellectual property that serves as the foundation for a company's future successes. Angiotech's vice president of intellectual property and general counsel, David McMasters, is the gatekeeper of Angiotech's bright future.

A comprehensive collection of intellectual property covering a broad range of uses of known drugs (such as paclitaxel) for chronic inflammatory diseases demonstrates Angiotech's prowess as the first company to consider novel approaches to medical problems never addressed. The broad spectrum of patents and patent applications cover novel uses of multiple drugs in multiple indications. Drug-eluting stents, for instance, is the first of its kind, not a one-of-a-kind. Recognizing the importance of such intellectual property, we aggressively pursue patent protection in the U.S. and other significant markets.



David McMasters, Esq
Vice President, Intellectual Property & General Counsel


DEVICES
POLYMERS
DRUGS
BIOMATERIALS



Invent.
Integrate.
Innovate.™



Jeanne Bertonis, MBA
Vice President, Corporate Development

# Bringing together technologies meant for each other.

The whole is greater than the sum of the parts. This saying is particularly true when you consider the potential outcome of combining medical devices and biomaterials with therapeutics. Many medical devices ultimately fail. A medical device can be modified or enhanced, however, by coating it with a drug. Short term and long term improved clinical outcomes can be seen, as proven by the paclitaxel-eluting coronary stent. Patients' treatments can be significantly enhanced, costly repeat procedures to replace failed devices can be reduced and precious healthcare dollars saved.

This is the method of integration. Taking independent technologies and combining them in new and innovative ways produces a product that far exceeds current performance, and which can even create new markets. Jeanne Bertonis, Angiotech's vice president of corporate development, spearheads an aggressive campaign to identify such potential technologies that could benefit from this integration. Licensing agreements and other strategic relations spawned from this campaign reaffirm Angiotech's pioneering position in the new drug-coated medical device and biomaterials arena.


US
1-800

PTX™

A N G I O T E C H

Invent.
Integrate.
Innovate.™

Boston Scientific Corporation



Proven drug-coated device:
Paclitaxel-eluting coronary stents

# Transforming technology to make a difference.

The concept of innovation, the offspring from invention and integration, bears its proof in the paclitaxel-eluting stent. Paclitaxel, a compound originally isolated from the bark of the Pacific Yew Tree (*Taxus brevifolia*), was originally developed to treat a range of cancers. To treat restenosis, paclitaxel doses that are three to four thousand times less than in conventional medicine sufficiently immobilize smooth muscle cell growth while not inhibiting the body's natural ability to heal itself at the injured site.

Angiotech's landmark technology has caused quite a stir in the medical device community and even beyond. Capturing headlines and touted as one of the top medical stories by the Associated Press and American Heart Association*, drug-eluting stents are becoming a request for patients with coronary artery disease worldwide.

The rising awareness comes from paclitaxel-eluting stent clinical trials that all consistently yield safe and effective results to significantly reduce restenosis in patients with coronary artery disease. Restenosis is the renarrowing of the blood vessel with scar tissue resulting from balloon angioplasty or from a previously implanted bare stent (known as in-stent restenosis). Paclitaxel-eluting stents are tested in patients with varying degrees of complications: from *de novo* lesions to previously stented lesions to complex coronary artery disease involving multiple stents, multiple lesions.

The task of developing the paclitaxel-eluting stent first involved finding the proper dose of paclitaxel to be used. This is essential, since doses too high will render the drug toxic, and doses too low will be ineffective. The ultimate goal was to find the therapeutic window, the dose at which the drug is effective and safe for the patient. The dosing window was first identified by Angiotech and refined by our corporate stent partners, Boston Scientific Corporation and Cook Incorporated.

The effective dose provided an optimal amount of scar formation. In other words, complete suppression is not the best outcome since the stent is left bare or even loose in the artery. A bare stent acts as a magnet for clots, as learned from other industry trials. Instead, paclitaxel has a dose response curve that allows for dialing in of an "optimal" amount of scar growth to cover and incorporate securely the stent into the vessel wall, out of harm's way.

Paclitaxel's ideal cytostatic profile has an affinity for smooth muscle cells over endothelial cells. Smooth muscle cell growth is controlled while endothelial cells are free to grow and cover the stent, protecting against a thrombotic (clotting) event. Almost 5,000 patients are involved in paclitaxel-eluting stent trials worldwide. Another 600 patients are expected to enroll by the end of first quarter 2003. Through this extensive clinical evaluation, paclitaxel-eluting stents have maintained a robust safety profile.

*cited as one of the top medical stories in 2001

# The paclitaxel-eluting stent program.

The most extensive clinical evaluation of any drug-eluting stent.


6000
5000
4000
3000
2000
1000
0
Taxus I
Pilot-ISR
Elutes
Aspect
Taxus III-ISR
Quarter*
1st
2nd
3rd
4th
2001


Taxus VI
(expected result)
Deliver II
Taxus IV
Deliver
Taxus II
1st
2nd
3rd
4th
1st
2002
2003
*Calendar Year



**Dear Shareholders** Every year, 1.5 million patients receive a coronary stent to prevent life-threatening closure of their coronary arteries – the blood vessels that supply oxygen-rich blood to the heart. Unfortunately, over 25 percent, or approximately 375,000 patients, will return to their cardiologist because scar tissue has grown over the stent, reblocked the artery (a process called restenosis) and caused their chest pain and physical disability to return. In 2002, due to the efforts of Angiotech and its stent partners, patients for the first time had the opportunity to be treated with a paclitaxel-eluting stent – one of only two types of drug platforms currently available for stents – and reduce the incidence of this significant clinical problem by over five-fold to less than five percent. In 2003, this breakthrough technology is expected to be introduced in the United States, saving a potential 850,000 patients from facing a repeat angioplasty procedure or even open heart surgery; all the while saving the healthcare system millions of dollars for costly procedures that will no longer be necessary.

It is against this backdrop that in 2002, we were faced with the most challenging and yet rewarding year in our ten-year history. Although confronted with a continuing bear financial market, we have been able to further distinguish ourselves within the healthcare industry. Simply put, we are pioneering the science of adding drugs to medical devices (like stents) and biomaterials to dramatically improve their performance and solve some of medicine's most vexing problems. I am proud to report that we are the only pharmaceutical company dedicated to this endeavor, despite growing interest from other device and biomaterial companies.

In this year's annual report, we look at our efforts to redefine the structure, performance, limitations and clinical outcomes of the medical device and biomaterials industries. Our mandate, *Invent. Integrate. Innovate.™*, describes our three-pillar strategy: a strategy that demonstrates our leadership in building the new frontier of medicine, in our capability for sustainable growth, and in continuing to enhance value for our shareholders. And we're now well-prepared, well-positioned and experienced from our paclitaxel-eluting stent program to take this strategy to new medical devices and biomaterial products, beyond the drug-eluting stent.

We believe that the drug-eluting stent is not one-of-a-kind, but the first of its kind. If one looks at the medical device industry as a whole, it is a $180 billion business with over 290 million implants performed every year*. We believe that the economic, technological, competitive, and clinical circumstances which created the opportunity for the drug-eluting stent also exists in countless other medical device products as well. In other words, there are myriad medical devices and biomaterials placed in the body that can be greatly enhanced through co-administration of a drug designed to improve the performance of the product. Major medical device companies are now beginning to recognize this technological shift. The difference is that Angiotech has been anticipating and preparing for this shift for the past ten years and has methodically built the internal capabilities to lead the effort. We've built an impressive war chest of intellectual property in the field of drug-coating medical devices and drug-loading biomaterials. In other words, we've positioned ourselves to be the conduit to the world of improving medical device and biomaterial performance by coating them with pharmaceutical agents.

The biggest risk and expense facing any pharmaceutical or medical device company is whether or not the product is ultimately approved and performs well clinically. We believe the strategy of combining proven drugs with proven medical devices to create improved products with greater efficacy substantially reduces this risk to our shareholders.

*Sources: Clinica, PJB Publications, March 29, 2001, "Pharmacological Devices: Optimizing Device Performance"; Medtech Insight, June/July 2002, "Trends in Worldwide Device Spending: New Challenges & Opportunities"

**Evolution of the Paclitaxel-Eluting Stent Program** Coronary artery disease, or heart disease, is the leading cause of death in Canada and the United States. Two decades ago, balloon angioplasty was developed as an alternative to the much more invasive open-heart bypass surgery. It involved inserting a balloon-tipped catheter into the blocked artery and inflating the balloon to push the blockage against the vessel wall. Although angioplasty remains a popular treatment today, it carries a 40 percent failure rate due to scar buildup in the wall of the artery where it was wounded during inflation of the balloon. In the early nineties, the introduction of stenting after angioplasty – the implantation of a collapsed wire scaffold (stent) that was then opened *via* a balloon – proved tremendously beneficial, as the stent acted to physically hold the artery in an open position. Stenting reduced the failure rate of angioplasty to 25 to 30 percent; although significantly better, there remained substantial room for improvement. The growth of scar tissue on the surface of the stent, which can ultimately attain a thickness sufficient to obstruct blood flow through the artery ("restenosis"), remained one of the most vexing problems in cardiology for over a decade.

At Angiotech, we looked at scarring as a biological phenomenon, as opposed to a mechanical one, and recognized that there were at least three important aspects to scar formation throughout the body. One was the division of cells in the vicinity of the injury as they replicated to fill the void in the injured tissue; second was the movement of cells from the surrounding tissues into the injured area to assist in repair; and third was the laying down of scar tissue (the connective tissue matrix). These three inter-related processes lead to the development of a thick, strong scar – normally a good thing – but in the confined space of an artery, this can result in crowding and ultimately, obstruction or restenosis. We screened a variety of proven therapeutic drugs to determine those that could have an impact on all three of these processes. Specifically, we focused on antiproliferative drugs (drugs already known to specifically inhibit cell division) until we identified an agent that could also prevent cell migration and the laying down of matrix. Through directed, logical and methodical drug screening, we identified paclitaxel as an agent that could inhibit all three responses to injury. Not surprisingly, we also determined that drugs that work on only one or two of these responses were not as effective; a finding that has been revealed in other drug-coated stent trials that have failed. It is this same approach – identifying the cause of failure of the device, examining the biological origins of the problem, and screening for drugs that impact on the processes involved – that we take in developing next-generation drug-coated devices in other medical fields.

Together with our corporate stent partners, Boston Scientific Corporation and Cook Incorporated, we have demonstrated extraordinary and consistent clinical results using paclitaxel coatings on a variety of different stent platforms in numerous clinical trials around the world. We first identified a dosing window that was then refined by our corporate partners through a prudent, responsible approach that involved cautiously carrying out clinical studies using progressively increasing doses and different release rates. It was gratifying to find that not only did paclitaxel prevent scar tissue from closing the portion of the artery within the stent but also seemed to prevent restenosis in the artery beyond the stent boundaries. Our carefully selected dose allows for an optimal amount of scar tissue growth; just enough to securely and safely anchor the stent to the vessel wall (since an exposed stent can potentially lead to blood clot formation), but not enough to cause restenosis. No other stent program was tested more vigorously in animal models, in more patients, in more clinical studies, or with more exacting clinical follow-up than the paclitaxel-eluting stent.

Remarkably, in this past calendar year, we saw the regulatory approval of three different paclitaxel-eluting coronary stents – our first commercial products. Two Cook products (V-Flex Plus PTX™ and ACHIEVE™) received CE Mark approval that permits sale in all 18 countries belonging to the European Community. The Boston Scientific TAXUS™ Express[2] product received intercontinental approval (that permits sale in certain countries outside of the U.S., Europe and Japan) with European approval expected within weeks of writing this letter to shareholders.

Paclitaxel's strong clinical performance captured extra attention this year at all the major cardiology conferences held around the world. From Boston Scientific's first-in-man TAXUS I study and its large-scale international TAXUS II study, to Cook's European ELUTES study, clinical results consistently demonstrated paclitaxel's effectiveness in dramatically reducing restenosis. On average, uncoated stents failed 25 percent of the time in clinical trials. Paclitaxel-eluting stents, on the other hand, used in the same types of patients, have a failure rate of four percent or less – a truly remarkable improvement in one of the Western world's most common and important medical procedures. We believe this technology will have a significant impact on, and expand upon, the current $2.5 billion worldwide bare metal stent market.

We anticipate that paclitaxel-eluting stents will be launched in the U.S. market in late 2003 or early in 2004. Boston Scientific's comprehensive U.S. study (TAXUS IV), which will be used to gain approval in the U.S., has completed enrollment, and data from that trial will be presented to the medical community in the summer of 2003.

Another group of patients with limited medical options are those whose bare metal stent has failed due to restenosis (called "in-stent-restenosis"). This notoriously difficult-to-treat patient group was examined in a study designed to determine if placing a paclitaxel-eluting stent inside of a failed, buried, bare metal stent could prevent the stent from repeatedly closing due to scar tissue overgrowth. Boston Scientific's TAXUS III study showed that the paclitaxel-eluting stent was safe and effective in opening the arteries of patients whose bare metal stent had already failed. Cook initiated a large-scale in-stent restenosis study this year (ELUTES-ISR) and is optimistic that results in the coming year will be consistent with those previously reported.

The strength of our drug-eluting stent program can also be attributable to our stent partners' leading presence in the medical device arena. Sales of these devices are influenced by the power of marketing at hospitals and their catheterization labs (where balloon angioplasty and stent procedures are carried out), not by analysts on Wall Street. The impact on our bottom line will come from seven main areas:

- Paclitaxel will be coated on Boston Scientific's newest generation stent – the Express[2], a recently launched, state-of-the-art coronary stent that has received very positive reviews from cardiologists;
- The polymer used in the Boston Scientific stent to carry the drug is safe and does not cause inflammation;
- Cook utilizes a non-polymer drug delivery system, giving us access to a second distinct drug-delivery platform;
- Boston Scientific is the leading seller of interventional products to cardiologists;
- Cook is a leading provider of products to interventional radiologists – the specialists who place stents in arteries unrelated to the heart;
- Data generated from paclitaxel-eluting studies are complete, consistent and very competitive;
- More patients have been treated with paclitaxel-eluting stents than any other drug platform.

**Other Clinical Updates** Shareholders who have followed us for several years will recognize our ongoing pursuit to examine the effectiveness of paclitaxel as a treatment for chronic inflammatory diseases that is superior to existing chemotherapy. In this case, we have developed an injectible form of paclitaxel (delivered intravenously), known as PAXCEED™. The PAXCEED™ program has examined efficacy in secondary progressive multiple sclerosis, rheumatoid arthritis and psoriasis. Although we were not successful with multiple sclerosis, rheumatoid arthritis and severe psoriasis trials are currently underway and early clinical results are promising. This year, we began a Phase 2 clinical study to evaluate PAXCEED™ in patients with rheumatoid arthritis.

**Continuing Innovation** To ensure that our product pipeline is rich with innovation and will provide sustainable growth to our shareholders, we embarked on our first acquisition in 2002. The announcement of our intention to acquire Cohesion Technologies, Inc. of Palo Alto, CA, helps to position us for the development of next-generation medical implant products. Cohesion was a natural fit with three approved products (one in Europe, two in both Europe and the U.S.) and 75 patents in the field of biomaterials. Its impressive portfolio of approved biomaterials will provide an excellent platform for the development of next-generation drug-loaded implants as we expand beyond the success of the paclitaxel-eluting stent program. The transaction is expected to close during the first calendar quarter of 2003, subject to various regulatory and shareholder approvals.

**Financial and Equity Performance** We are in good financial health. We have approximately $136.4 million cash on hand. Our Fiscal 2002 loss is $20.1 million. There are two numbers I am quite proud of and would like to draw to your attention. On November 1st, 2002, we reached the ten-year anniversary of the founding of Angiotech. In those ten years, we accumulated a net deficit of only $60.3 million and we have zero debt. This is a reflection of our prudence and respect for our shareholders' hard-earned money. As a result, we have few outstanding shares relative to our peers. Even fully diluted, we have only

18.2 million shares outstanding. We expect that even a moderately successful European launch by Boston Scientific will be sufficient for us to break even, and the U.S. launch will make us cash-flow positive.

As reported in Canada's *National Post* newspaper in late September, we were the top performing stock since October 1998 on the Standard and Poor's/Toronto Stock Exchange composite index. Over the past four years, our stock has appreciated over 650 percent.

**Sustainable Growth for the Future** I have outlined our strategy for sustainable growth for both the present and the future beyond the drug-eluting stent. For the immediate future, our priorities are clear: move next-generation drug-loaded products into clinical trials. These drug-loaded products include a hemostat (stops bleeding from wounds); a sealant (a sprayable barrier that prevents fluid or air leakage); an adhesion barrier delivered via endoscope (prevents abnormal adhesions that occur in surgery); a vascular wrap (prevents restenosis from occurring at the site of bypass grafts); and peripheral stents (stents placed in blocked arteries unrelated to the heart). As a result, we could see a steady flow of new product launches over the next four to five years.

In today's climate, the issue of corporate governance has never been more scrutinized. The board of directors is the foundation to a corporation's success and credibility. In that regard, we welcomed the addition of Hartley T. Richardson as an impressive, experienced and independent director, as well as the appointment of David Howard as independent chairman. Together with David M. Hall, previously our senior vice-president of finance, now chief financial officer, we embrace these progressive trends in corporate governance.

It's been a rewarding and exhilarating ten years. I could not be more proud of our staff's accomplishments and look forward to another ten years of invention, integration and innovation in the ever-changing field of medicine.

To our shareholders, thank you for believing in the work we do; particularly those who have lived our story since the beginning. We hope that our appetite for expansion through acquisitions and strategic partnering never ceases, and that the impetus for continued growth and profitability will soon bear fruit.

William L. Hunter, MD, MSc
President and Chief Executive Officer
December 20, 2002

# Other Programs

## Rheumatoid Arthritis

## Peripheral Stent

Paclitaxel-eluting stent technology is not only applicable to coronary arteries, but also to peripheral vessels. Essentially, a peripheral stent is any stent that is within the body's vascular system unrelated to the heart, such as iliac, renal, carotid, and femoral-popliteal.

The peripheral stent market is an estimated US$500 million industry. The major limitation is restenosis. We believe that a drug-eluting stent that addresses restenosis has potential to expand this peripheral vessel disease market.

Clinical trials for paclitaxel-eluting peripheral stents are expected to begin in 2003.

Angiotech's rheumatoid arthritis (RA) program continues to progress with the initiation of a 50-patient Phase 2 clinical study for the use of PAXCEED™ (intravenous Micellar Paclitaxel) in the treatment of patients with rheumatoid arthritis.

The open-label, multi-center study plans to enroll patients between the ages of 21 to 70 years who have failed treatment with at least one disease-modifying antirheumatic drug (DMARD). The purpose of this study is to determine efficacy with respect to RA signs and symptoms, and radiographic progression.

Patients will receive a 75 $mg/m^2$ monthly dose of PAXCEED™ for a total of 12 doses followed by a 12-week follow-up period. The primary objective of the study is to assess efficacy of treatment as measured by the proportion of patients who show a clinical response of 20% improvement in the American College of Rheumatology (ACR) criteria. For a patient to meet this criteria, the patient must have at least 20% improvement in tender and swollen joint counts and must improve by at least 20% in three of five of the remaining core set measures which include: physician's and patient's global assessment of disease activity, patient's assessment of pain and physical function, and an acute-phase reactant value.

## Vascular Wrap

Bypass surgery represents an alternative approach to stenting. But the procedure creates wounds at the points of graft attachment which triggers a scar formation cascade and ultimately leads to restenosis.

Angiotech has signed a $30 million exclusive worldwide license and co-development agreement with C.R. Bard (and its subsidiary, IMPRA, Inc.) to develop a drug-loaded implant to prevent restenosis in vascular surgery.

The idea is to deliver an anti-restenosis drug to the site. The vascular surgeon takes a drug-loaded polymer and wraps it around the area where this restenosis typically occurs. Animal models to date have demonstrated an 85 percent reduction in restenosis.

We plan to initiate a first-in-man clinical study for the vascular wrap in 2003.

## Surgical Adhesions

An adhesion is a connection between tissues. Sometimes as a result of surgery, abnormal connections between tissues can cause a variety of problems, such as infertility or bowel obstruction. Adhesions typically occur (40 to 90 percent of the time) at the site of a surgical procedure.

In an attempt to improve the performance of adhesion barriers, we have drug-loaded these barriers with drugs, including paclitaxel. Animal data thus far has shown that we can improve the performance of plain or bland barriers by approximately four-fold, when using a drug-loaded version of the barrier.

The planned acquisition of Cohesion Technologies has the potential to add an important and promising anti-adhesion therapy to Angiotech's portfolio. Adhibit™, currently approved in Europe for pediatric cardiac surgery, is a fully synthetic, sprayable barrier used to prevent adhesions.

One of the major limitations with barriers is the fact that they are solid implants, rendering them unuseable in the ever-increasing "keyhole" surgical approach. A sprayable product such as Adhibit™ not only allows for pure uniform coverage of tissue, but also can be delivered through a surgical endoscope, vastly broadening the potential applications.

We believe that putting a drug into an adhesion barrier and having a sprayable barrier allows us to not only deliver a product endoscopically, but deliver a drug-loaded product that will be a highly effective adhesion barrier.

## Tumor Excision Technologies

Surgical resection of a tumor is a common and often effective treatment. It involves the removal of a tumor or cancerous tissue with a surgical knife, along with some surrounding normal tissue. Removing the surrounding normal tissue is essential to obtain adequate "margins". In other words, to minimize the risk of any cancer cells being left behind that could result in recurrence of the cancer, the surgeon will often sacrifice some normal, healthy tissue.

A sealant (such as Cohesion's CoSeal®) can be applied during resection surgery to stop bleeding. Angiotech also believes that such a sealant can be further exploited by drug-loading, so it not only stops bleeding, but also simultaneously delivers a cancer drug to destroy cancer cells left behind during the resection procedure.

## Severe Psoriasis

Psoriasis, a skin condition that robs its sufferers of physical and psychological comfort, has at present no known cure. Most current therapies have unsatisfactory efficacy and/or side effects.

Angiotech is assessing the safety and efficacy of PAXCEED™ for patients with severe psoriasis, a neglected population. The Company is currently conducting an extended Pilot Phase 2 clinical study. Enrollment in the extension has been completed and data is expected in the first quarter of 2003.

# Angiotech Programs

| Medical Device Program | Objective | Preclinical | Clinical: Enrollment Start | Clinical: Enrollment Finish |
|---|---|---|---|---|

**Partner: Boston Scientific Corp.**

| Medical Device Program | Objective |
|---|---|
| TAXUS I (Europe) | Safety |
| TAXUS II (Europe) | Efficacy |
| TAXUS III-ISR (Europe) | Feasibility |
| TAXUS IV (US) | Efficacy |
| TAXUS V (US) | Efficacy |
| TAXUS VI (Europe) | Efficacy |
| TAXUS VII (US) | Efficacy |
| Peripheral Stent | Feasibility |
| Gastrointestinal Stent | Feasibility |



**Partner: Cook Inc.**

| Medical Device Program | Objective |
|---|---|
| ELUTES (Europe) | Efficacy |
| ASPECT (Asia) | Efficacy |
| PILOT-ISR (Europe) | Feasibility |
| ELUTES-ISR (Europe) | Efficacy |
| DELIVER (US) | Efficacy |
| DELIVER II (Europe) | Efficacy |
| Peripheral Stent | Feasibility |
| Gastrointestinal Stent | Feasibility |



**Partner: C.R. Bard**

| Medical Device Program | Objective |
|---|---|
| Vascular Wrap | Feasibility |



| Therapeutics Program | Objective | Preclinical | Phase 1 | Phase 2 | Phase 3 |
|---|---|---|---|---|---|

| Therapeutics Program | Objective |
|---|---|
| Rheumatoid Arthritis | Efficacy |
| Severe Psoriasis | Efficacy |



# Angiotech Products

| Products | Preclinical | Clinical | Approved |
|---|---|---|---|

## Approved Products

### Europe

CoStasis® Hemostat*
CoSeal® Vascular Sealant*
Adhibit™ Anti-Adhesion Barrier*
COOK V-Flex Plus™ PTX Coronary Stent
COOK ACHIEVE™ Coronary Stent
BSC TAXUS™ Express² Coronary Stent

### U.S.

CoStasis® Hemostat*
CoSeal® Vascular Sealant*

### Intercontinental

BSC TAXUS™ Express² Coronary Stent

## Products in Clinic

BSC TAXUS™ Express² ISR Coronary Stent
BSC TAXUS™ Express² Coronary Stent (U.S.)
COOK DELIVER™ Coronary Stent (U.S.)
PAXCEED™ for Rheumatoid Arthritis
PAXCEED™ for Severe Psoriasis

## Products in Upcoming Clinicals

BSC PTX Peripheral Stent
COOK PTX Peripheral Stent
Vascular Wrap
Adhibit™ (U.S.)*
CoSeal® Pulmonary Sealant*
Drug-loaded Adhibit™*
Drug-loaded CoSeal®*
Drug-loaded CoStasis®*

* subject to successful completion of Cohesion acquisition


Angiotech
As at
ASSETS
Current

# Financials

## MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

### Overview

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Products using our drug-coated stent technology have been approved for commercial sale in Europe, and other countries outside of the regulated markets of the United States and Japan, by our licensees, Cook Incorporated ("Cook") and Boston Scientific Corporation ("BSC"). We expect at least one of our licensees to receive FDA approval in fiscal 2003 or early fiscal 2004.

We are conducting Phase II clinical studies investigating the use of PAXCEED™ (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis. The Pilot Phase II clinical study for severe psoriasis was completely enrolled as at September 30, 2002 and results are expected in the first half of fiscal 2003. For the rheumatoid arthritis Phase II clinical study, three of the expected 50 patients were enrolled by September 30, 2002 and completed enrolment is expected by the end of June 2003.

We continue to add to our existing technology through our clinical development programs, internal research and development, and through product acquisition and in-licensing. On September 27, 2002, we entered into an agreement with Cohesion Technologies, Inc. ("Cohesion") to acquire Cohesion in an all stock merger transaction. The purchase price is approximately US $42.0 million (including in the money options and warrants), or approximately US $4.05 per common share of Cohesion, subject to adjustment by a 'collar' provision with respect to our trading price. The transaction is expected to close in the second quarter of fiscal 2003, subject to various regulatory and shareholder approvals. Upon completion, we will account for this acquisition using the purchase method of accounting.

Cohesion focuses on developing and commercializing proprietary surgical products, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration, which can increase the effectiveness of, and minimize complications following, open and minimally invasive surgeries. Cohesion has two products that have CE Mark and FDA approval: CoStasis® Surgical Hemostat and CoSeal® Surgical Sealant.

### Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 13 to our consolidated financial statements for the year ended September 30, 2002. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include amortization of capital and intangible assets, and recognition of deferred revenue.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

- Revenue recognition
- Research and development costs
- Intangible assets

#### *Revenue recognition*

Our revenue to date has primarily been derived from license fees which are comprised of initial fees and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement.

In our fourth quarter of fiscal 2002, royalty revenue commenced from the commercial sale of drug-coated stents in certain countries outside of the regulated markets of Europe, the United States and Japan. We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.

*Research and development costs*

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

In September 2002 we capitalized approximately $2.4 million in milestone expenditures due to certain licensors upon the European marketing approval (CE mark) of our stent technology as these amounts related to proven technology. This amount will be amortized over the expected life of the technology.

Under U.S. GAAP, research and development expense also includes the cost to purchase rights to unproven technology which may not have alternate future uses. Under Canadian GAAP the purchase cost of such rights is generally capitalized as an intangible asset. Details of the difference between Canadian and U.S. GAAP are provided in Note 13 to the consolidated financial statements for the fiscal year ended September 30, 2002.

*Intangible assets*

Our intangible assets are comprised of purchased medical technologies, including those acquired in exchange for the issuance of equity instruments issued by the Company. We amortize medical technologies on a straight-line basis over the estimated life of the technologies, which is generally 5 to 7 years. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

## Changes in Accounting Policies

Effective July 1, 2001, we changed our accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP as clarified by Staff Accounting Bulletin 101 ("SAB 101") "Revenue Recognition in Financial Statements", which was issued by the U.S. Securities and Exchange Commission ("SEC") in December 1999. Upfront fees and payments received from licensing transactions are deferred and amortized into revenue on a straight-line basis over the estimated period of our ongoing involvement, as described in Note 2 to the consolidated financial statements for the fiscal year ended September 30, 2002. Previously, we recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. The change has been applied retroactively and all prior periods reported herein have been adjusted accordingly. (See Note 3 to the consolidated financial statements for the fiscal year ended September 30, 2002).

## Results of Operations

For the year ended September 30, 2002 ("fiscal 2002"), we recorded a net loss of $20.1 million ($1.29 per share). These results compare with a net loss of $8.3 million ($0.54 per share) and $1.6 million ($0.11 per share) for the fiscal years ended September 30, 2001 ("fiscal 2001") and 2000 ("fiscal 2000"), respectively. The results of operations for fiscal 2002 were in line with our expectations for the year. We have incurred annual operating losses since inception. Future profitability will depend upon the commercial success of our products in major markets worldwide and the achievement of product development objectives. As at September 30, 2002, we had an accumulated deficit of $60.3 million.

## Revenues

Total revenues for fiscal 2002 increased to $7.3 million compared to $1.1 million for fiscal 2001 and $4.8 million for fiscal 2000. The current year increase is primarily due to the receipt of $6.4 million in milestone payments from Cook and BSC, two of our licensees. These milestone payments arose upon Cook filing for regulatory approval to market a coated stent using our licensed technology in Europe, and upon the initiation of commercial sales by BSC of the product in certain countries outside of the regulated markets of Europe, the United States and Japan. There were no milestone payments received in fiscal 2001. Fiscal 2000 was the first year we received milestone payments for our out-licensed technologies. All revenue for fiscal 2000 to fiscal 2002 has been earned by our medical device coatings/implant business segment.

Amortization of deferred revenue related to upfront license fees increased by $194,000 to $884,000 for the current fiscal year, compared to $690,000 and $272,000 respectively for fiscal 2001 and 2000. In addition, commencement of royalty income from one of our collaborators under the drug-coated stent co-exclusive license began in the last quarter of fiscal 2002 resulting in $8,000 in royalty revenue.

We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements. The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners. License and research contract revenue will fluctuate from year to year and cannot be predicted. We also expect royalty revenue to increase in fiscal 2003. However, as commercial sales have just recently begun in Europe and other world markets, we are not able to estimate future royalty amounts.

### Expenditures

*Research and development*

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates and accordingly, we track expenditures by these two categories. We generally do not track our historical research and development costs by project; rather, we track such costs by the type of cost incurred. For this reason, we cannot accurately estimate with any degree of certainty and therefore do not report our historical costs for any particular research and development project.

For fiscal 2002, 2001 and 2000 approximately 63%, 53% and 58%, respectively, of our research and development expenditures were spent in preclinical research and development projects and 37%, 47% and 42%, respectively, were spent on clinical development programs.

In fiscal 2002, research and development expenditures increased to $16.3 million as compared to $15.1 million in fiscal 2001 and $9.6 million in fiscal 2000. The 8% increase is largely due to increased license and royalty payments, product manufacturing and growth in research and development staffing and staffing expenses, offset by decreased clinical trials expenses. License and royalty payments increased to $2.8 million in fiscal 2002 from $97,000 in fiscal 2001 due to certain milestone achievements by our corporate partners during the year. We expended $2.3 million in fiscal 2002 on the purchase of paclitaxel, contract manufacturing and consumables versus $1.3 million in fiscal 2001, the increase being mostly attributable to bulk purchases of paclitaxel and GMP contract manufacturing of PAXCEED™ for on-going clinical trials. Research and development staffing costs rose from $3.9 million in fiscal 2001 to $4.8 million in fiscal 2002 due to increased staffing and staffing costs. Clinical trial expenditures decreased by $3.4 million from $5.2 million in fiscal 2001 to $1.8 million in 2002, primarily due to the completion of the secondary progressive multiple sclerosis clinical trial program in February 2002. This program was discontinued due to failure of the Phase II study to meet statistical significance in its primary MRI objective. In total, the decrease in clinical trial expenditures largely offsets the increased research and development expenditures disclosed above. All other research and development expenditures, being primarily comprised of patent and external preclinical costs, were comparable to fiscal 2002.

Research and development expenses in fiscal 2001 increased by 57% from fiscal 2000, primarily due to the increased expenditures associated with the secondary progressive multiple sclerosis study. Of the 57% increase in research and development expenditures, $1.0 million was incurred on paclitaxel purchases and contract manufacturing and $2.4 million on clinical trial costs for our secondary progressive multiple sclerosis programs. As well, salaries and benefits increased by $1.3 million due to a 33% increase in research and development personnel full time equivalents largely utilized in our therapeutic business. The remaining $0.8 million was due to increased general research and development expenditures incurred on preclinical activities.

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for severe psoriasis and rheumatoid arthritis programs. We believe that research and development expenses for fiscal 2003 will increase mainly due to the advancement into the clinic of our perivascular wrap program and collaborative research and development on new potential products from the planned Cohesion acquisition. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

*General and administrative expenses*

General and administrative expenses for fiscal 2002 increased by 65% to $12.1 million compared to fiscal 2001 expenditures of $7.3 million. The largest increment came from a $2.9 million increase in external professional services related to merger and acquisition due diligence, corporate and securities counsel, and tax planning. Salaries and benefits increased $1.1 million from $3.6 million in fiscal 2001 to $4.7 million in fiscal 2002. A large part of the increase in salaries and benefits was related to one time retirement accrual expenses incurred on the retirement of a senior executive. The remaining increases in expenses is related to expanded corporate activities related to a growing corporate entity and occupancy costs.

General and administrative expenses for fiscal 2001 were 68% higher compared to fiscal 2000. Of the 68% increase, $1.1 million was due to an increase in salaries, benefits and recruitment costs and a 29% increase in the number of administrative personnel, and $1.4 million on external professional services for strategic business initiatives and corporate structuring. The remaining $0.5 million was due to a general increase in operating costs and travel costs associated with business development.

For fiscal 2003, a moderate increase in general and administrative expenses is expected as activities increase in support of our expanded research, product development and business development operations and activities on a worldwide basis. However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2003.

*Amortization*

Amortization expense relates to the amortization of property and equipment and medical technologies. For fiscal 2002, amortization expense increased by $1.0 million, or 49%, compared to fiscal 2001. This increase primarily relates to the acquisition of medical technology in September 2001, for which a full year of amortization was taken in fiscal 2002. For fiscal 2001, amortization expense increased by approximately $0.5 million compared to fiscal 2000. The increase in amortization expense in fiscal 2001 is due to a full year of amortization on the related capital additions in fiscal 2000.

We believe that amortization expense for fiscal 2003 will increase over that of fiscal 2002 due to the amortization of capital asset and intangible asset additions incurred in fiscal 2002.

*Segment Reporting*

We operate in two segments: medical device coatings/implants and therapeutics. Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred. Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants segment and our Phase II clinical programs for severe psoriasis and rheumatoid arthritis in our therapeutics segment.

The discussion of the overall results of operations for the fiscal years 2002, 2001 and 2000 as described above can be summarized by our segments as detailed below.

During fiscal 2002, the net loss for the year for medical device coatings/implants increased from $6.3 million to $7.1 million as a result of an increase in preclinical research and development activities and license and royalty payments, and a corresponding increase in the allocated general and administration costs, and offset by a $6.2 million increase in revenues attributable to the milestone payments received from our corporate partners as compared to fiscal 2001. During fiscal 2001, the net loss increased to $6.3 million from $0.2 million due to increased activity in preclinical research and development activities, resulting in an increase in the allocation of general and administration costs and offset by a $3.6 million decline in revenues received from corporate partners as compared to fiscal 2000.

For therapeutics during fiscal 2002, the net loss for the year decreased from $14.6 million to $10.7 million as compared to fiscal 2001 mainly due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002. This also resulted in a lower allocation of general and administration expenses. During fiscal 2001, the net loss increased from $9.4 million to $14.6 million as compared to fiscal 2000 mainly as a result of the costs incurred for the Phase II clinical study for secondary progressive multiple sclerosis and a corresponding increase in the allocation of general and administration expenses.

The increase in non-allocable corporate expenses from fiscal 2000 to fiscal 2001 and from fiscal 2001 to fiscal 2002 reflects the increase over that period in costs associated with strategic business initiatives and corporate structuring, including external professional services for merger and acquisition due diligence and related matters.

## Investment and Other Income

A net foreign exchange gain of $629,000 was recorded during fiscal 2002 as compared to a net foreign exchange gain of $6.0 million for fiscal 2001 and a net foreign exchange gain of $3.3 million for fiscal 2000. The net foreign exchange gains were attributable to the effect of the strengthening U.S. dollar (in comparison to the Canadian dollar) on our U.S. dollar investment portfolio. The U.S dollar exchange rate increased from 1.58 to 1.59 during fiscal 2002, from 1.51 to 1.58 for fiscal 2001 and from 1.47 to 1.51 in fiscal 2000. As at September 30, 2002, approximately $0.7 million of the current net foreign exchange gain related to the U.S. dollar-denominated short-term investments was unrealized. We expect continued fluctuation in the Canada/U.S. dollar exchange rates during the 2003 fiscal year. See "Liquidity and Capital Resources".

Investment and other income of $3.5 million for fiscal 2002 decreased by $5.7 million compared to fiscal 2001. This decrease is primarily due to the decline in market yields available on short term investments, declining to an average investment yield of 2.4% for the year ended September 30, 2002 from 5.9% for the same period in 2001, together with a decrease in the balance of cash and cash equivalents and short-term investments. Interest income in fiscal 2001 increased by $3.2 million as a result of higher cash balances throughout the year as compared to fiscal 2000, even though the average investment return decreased marginally to 5.9% for fiscal 2001 from 6.1% in fiscal 2000. The Company expects that interest income will continue to fluctuate in relation to cash balances and interest yields. See "Liquidity and Capital Resources".

## Liquidity and Capital Resources

Since inception, we have financed technology acquisitions, research and development activities and capital expenditures primarily from public and private sales of equity securities, proceeds from the licensing of our technology, milestone payments, contract revenue from collaborative research and development agreements with industry partners, funding through government grant programs and interest income. Through September 30, 2002, we had received approximately $193.9 million in net proceeds from the issuance of our equity securities.

At September 30, 2002 we had working capital of approximately $128.0 million and cash resources, comprising cash and cash equivalents and short-term investments in the amount of $136.4 million. In aggregate, our cash resources decreased by $19.7 million from $156.1 million at September 30, 2001. At September 30, 2002, we retained approximately $104.1 million (U.S. $65.6 million) denominated in U.S. currency compared to approximately $124.4 million (U.S. $78.8 million) at September 30, 2001.

Cash used in operating activities was $15.0 million in fiscal 2002 compared to $9.8 million in 2001 and $6.1 million in 2000. The annual increases in cash used primarily reflect the increase in our net loss for each year, after adjustments for items not involving cash, to $18.3 million in 2002, compared to $9.4 and $3.4 in fiscals 2001 and 2000 respectively. Net changes in non-cash working capital items provided cash of $3.3 million in 2002 compared to a use of $0.4 million in cash in 2001 and $2.7 million in 2000. The changes in non-cash working capital items each year primarily reflects the decrease in accrued interest on short-term investments and changes in accounts payable and accrued liabilities. Included in accounts receivable at September 30, 2002 was $0.7 million for leasehold inducements which was not reflected in the net change in non-cash working capital items or in investing activities. Also, included in accounts payable at September 30, 2002 were amounts relating to capital assets and medical technologies in the amounts of $1.8 million and $2.4 million respectively, which were also not reflected in the net change in non-cash working capital items or in investing activities.

Net cash provided by investing activities was $24.0 million for fiscal 2002 and $6.5 million for fiscal 2001. Proceeds on maturing short-term investments, net of purchases, were $28.7 million in 2002, compared to $7.3 million in 2001. This change was due to increased cash requirements to fund current year operating activities in comparison to the prior year. Cash used in investing activities of $125.0 million in fiscal 2000 was primarily the result of purchasing $157.7 million in short-term investments in that year. The funds were available for short-term investments due to a public offering in March 2000 which resulted in $128.0 million in net proceeds.

Additions to capital assets in 2002 were $8.3 million, of which $1.8 million was included in accounts payables and accrued liabilities at year end, compared to $0.6 million in 2001. The current year additions primarily relate to leasehold improvements and office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $2.5 million, of which $1.8 million was received by year end and an additional $0.7 million was receivable at year-end. The leasehold inducement was deferred and will be amortized over the lease term of 10 years and will be offset against rent expense.

Medical technologies acquired during fiscal 2002 amounted to $2.7 million. Of this amount, $0.3 million was due to the increase in fair value of warrants that vested, and were exercised in November 2001. $1.6 million of the fair value of these warrants was capitalized in fiscal 2001. An additional $2.4 million in medical technologies was capitalized in September 2002 which reflects the payments due to certain licensors upon the European approval of our stent technology. This amount was paid in November 2002.

Net cash provided by financing activities was $2.3 million in fiscal 2002, compared to $2.4 million in 2001 and $129.2 million in 2000. The fiscal 2002 and 2001 financing activities were a result of proceeds received from the issuance of common shares on the exercise of stock options though our Employee Stock Option Plan. In 2001, $0.7 million was received on the exercise of stock options by employees and $128.4 million was received in net proceeds from the U.S. share offering completed in March 2000.

We have no relationships with any "special purpose" entities and we have no commercial commitments with related parties. The only contractual obligations that we have are in the form of operating leases and future research and development expenditures.

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. At September 30, 2002, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to June 2003, selected based on the expected timing of future expenditures for continuing operations. If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2002, the fair value of the portfolio would decline by an immaterial amount. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. With a significant portion of our current cash resources denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on our future operating results or cash flows. If the Canadian dollar were to increase in value by 5% against the U.S. dollar, an unrealized foreign currency translation loss of approximately $5.2 million would occur. We purchase goods and services in both Canadian and U.S. dollars and to-date, earn a significant portion of our license and milestone revenues in U.S. dollars. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

At September 30, 2002, we provided a valuation allowance equal to our future tax asset due to not having established a pattern of profitable operations for income tax reporting purposes.

We expect that our available cash resources, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to satisfy the funding of existing product development programs, and other operating and capital requirements through the next several years. The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent. Two of our proprietary product candidates, PAXCEED™ for severe psoriasis and rheumatoid arthritis, are in Phase II clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over 3 to 5 years. However, the duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and costs therefore cannot be estimated.

Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

## Recent Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") issued a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled *Goodwill and Other Intangible Assets*. Goodwill and indefinite life intangible assets will not be subject to amortization but instead will be assessed for impairment on at least an annual basis. Intangible assets with a finite life will continue to be amortized over their useful lives. Section 3062 will be effective for our fiscal year beginning October 1, 2002. We do not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

Effective October 1, 2002, we will adopt the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments and will implement the disclosure only provision for stock options granted to employees. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The standard encourages the use of a fair value based method for all other awards granted to employees, but other methods of accounting for such stock options granted to employees can be used. However, if a method other than the fair value based method is used to account for awards granted to employees, the Company must provide pro forma net loss and loss per share information as if the fair value method had been used.

## *Forward-Looking Statements and Cautionary Factors That May Affect Future Results*

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements regarding the proposed transaction between us and Cohesion, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or Cohesion managements' future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

Additional factors relating to the Cohesion transaction include: the inability to consummate the transaction; the inability to obtain all necessary regulatory and shareholder approvals; the inability to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; and difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined companies development efforts.

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: the acquisition of Cohesion; progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights and technological and market developments. Consequently, we may need to raise substantial additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval. In such an event, we intend to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources. No assurance can be given that additional funding will be available on favourable terms, or at all. If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations. Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

## Managements' Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young, LLP conduct an independent examination, in accordance with Canadian and U.S. generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.



William L. Hunter, MD, MSc
President and Chief Executive Officer



David M. Hall, BComm
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Angiotech Pharmaceuticals, Inc.

We have audited the consolidated balance sheets of **Angiotech Pharmaceuticals, Inc.** as at September 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

As discussed in note 3 to the financial statements, effective July 1, 2001, the Company retroactively changed its accounting policies for revenue recognition.

Vancouver, Canada,
November 7, 2002.

Ernst & Young LLP

Chartered Accountants

Angiotech Pharmaceuticals, Inc.
Incorporated under the laws of British Columbia

# CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

As at September 30

| | **2002** | 2001 |
|---|---|---|
| | **$** | $ |
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents *[note 5]* | **14,533** | 3,210 |
| Short-term investments *[note 5]* | **121,817** | 152,884 |
| Amounts receivable | **1,051** | 180 |
| Prepaid expenses and deposits | **519** | 511 |
| **Total current assets** | **137,920** | 156,785 |
| Capital assets *[note 6]* | **8,958** | 1,429 |
| Medical technologies *[notes 7 and 9(e)]* | **4,687** | 4,489 |
| | **151,565** | 162,703 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **8,898** | 4,173 |
| Deferred revenue | **615** | 690 |
| **Total current liabilities** | **9,513** | 4,863 |
| Deferred revenue | **103** | 912 |
| Deferred leasehold inducement *[note 8]* | **2,537** | - |
| Commitments and contingencies *[notes 11 and 12]* | | |
| **Shareholders' equity** | | |
| Share capital *[note 9(b)]* | **199,607** | 195,331 |
| Contributed surplus *[notes 9(d) and (e)]* | **74** | 1,723 |
| Deficit | **(60,269)** | (40,126) |
| **Total shareholders' equity** | **139,412** | 156,928 |
| | **151,565** | 162,703 |

*See accompanying notes*

On behalf of the Board:

William L. Hunter, MD, MSc
Director

David T. Howard
Director

# CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in thousands of Canadian dollars except per share information)

Years ended September 30

| | 2002<br>$ | 2001<br>$ | 2000<br>$<br>[Restated - see note 3] |
|---|---|---|---|
| **REVENUE** | | | |
| License and research contract fees | 7,322 | 1,123 | 4,765 |
| Royalty revenue | 8 | - | - |
| | 7,330 | 1,123 | 4,765 |
| **EXPENSES** | | | |
| Research and development | 16,311 | 15,114 | 9,608 |
| General and administration | 12,104 | 7,336 | 4,357 |
| Amortization | 3,141 | 2,112 | 1,655 |
| | 31,556 | 24,562 | 15,620 |
| **Operating loss** | (24,226) | (23,439) | (10,855) |
| **OTHER INCOME:** | | | |
| Foreign exchange gain *[note 4]* | 629 | 5,976 | 3,285 |
| Investment and other income | 3,454 | 9,136 | 5,925 |
| Total other income | 4,083 | 15,112 | 9,210 |
| **Loss for the year** | (20,143) | (8,327) | (1,645) |
| Deficit, beginning of year | (40,126) | (31,799) | (30,154) |
| **Deficit, end of year** | (60,269) | (40,126) | (31,799) |
| **Basic and diluted loss per common share** | (1.29) | (0.54) | (0.11) |
| **Weighted average number of common shares outstanding (in thousands)** | 15,633 | 15,414 | 14,332 |

*See accompanying notes*

Angiotech Pharmaceuticals, Inc.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

Years ended September 30

| | 2002 $ | 2001 $ | 2000 $ [Restated - see note 3] |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Loss for the year | **(20,143)** | (8,327) | (1,645) |
| Add items not involving cash: | | | |
| Amortization of capital assets and medical technologies | **3,141** | 2,112 | 1,655 |
| Unrealized foreign exchange gain | **(676)** | (2,475) | (3,167) |
| Unrealized loss on investments | **119** | — | — |
| Loss (gain) on disposal of capital assets | **97** | — | (2) |
| Deferred revenue | **(884)** | (690) | (272) |
| Net change in non-cash working capital items relating to operations: | | | |
| Accrued interest on short-term investments | **2,934** | (1,523) | (4,048) |
| Amounts receivable | **(156)** | (124) | 39 |
| Prepaid expenses and deposits | **(8)** | (384) | 15 |
| Accounts payable and accrued liabilities | **560** | 1,620 | 1,307 |
| **Cash used in operating activities** | **(15,016)** | (9,791) | (6,118) |
| **INVESTING ACTIVITIES** | | | |
| Purchase of short-term investments | **(140,640)** | (215,330) | (157,712) |
| Proceeds from short-term investments | **168,265** | 222,001 | 33,970 |
| Amortization of bond premium | **1,064** | 629 | — |
| Purchase of capital assets | **(6,489)** | (644) | (578) |
| Proceeds on disposal of capital assets | **9** | — | 2 |
| Leasehold inducements received | **1,822** | — | — |
| Cost of medical technologies | **—** | (114) | (720) |
| **Cash provided by (used in) investing activities** | **24,031** | 6,542 | (125,038) |
| **FINANCING ACTIVITIES** | | | |
| Issuance of common shares - net of issue costs | **—** | — | 128,449 |
| Proceeds from stock options exercised | **2,308** | 2,350 | 730 |
| Common shares repurchased and cancelled | **—** | — | (1) |
| **Cash provided by financing activities** | **2,308** | 2,350 | 129,178 |
| Net increase (decrease) in cash and cash equivalents during the year | **11,323** | (899) | (1,978) |
| Cash and cash equivalents, beginning of year | **3,210** | 4,109 | 6,087 |
| **Cash and cash equivalents, end of year** | **14,533** | 3,210 | 4,109 |
| ***Supplemental disclosure*** | | | |
| Common shares issued for medical technologies | **1,968** | — | 2,834 |

*See accompanying notes*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. NATURE OF BUSINESS

Angiotech Pharmaceuticals, Inc. (the "Company"), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative use of therapeutics.

The Company has financed its cash requirements primarily from share issuances, payments from collaborators, license, and research contract arrangements and government grants. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 13. A summary of the significant accounting policies are as follows:

#### Consolidation
These consolidated financial statements include the accounts of the Company and its four wholly- owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

#### Use of estimates
The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from those estimates.

#### Foreign currency translation
The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the year.

#### Cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of accrued cost and market.

#### Short-term investments
The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term investments are recorded at the lower of accrued cost and market.

#### Capital assets
Capital assets are recorded at cost less accumulated amortization, related investment tax credits, government grants and specific funding under research contract arrangements. Amortization is provided using the straight-line method over the following terms:

| | |
|---|---|
| Computer equipment | 3 years |
| Research equipment | 5 years |
| Office furniture and equipment | 3 - 5 years |
| Leasehold improvements | Term of the lease |

#### Medical technologies
The costs of acquiring medical technologies are capitalized and amortized on a straight-line basis over the remaining estimated useful life of the technologies of approximately five to seven years. Equity instruments issued in exchange for technologies are recorded at their fair value at the date of issuance.

If management subsequently determines that successful development of products to which medical technology costs relate is not reasonably certain, or that deferred medical technology costs exceed recoverable value based on estimated future undiscounted net cash flows, such costs are included in the determination of the loss for the year.

**Future income taxes**

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

**Revenue recognition**

*License and research contract fees*

Research contract fees and research related grants, which are non-refundable, are recorded as revenue as the related research expenditures are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the estimated period of the ongoing involvement of the Company.

*Royalties*

Royalty revenue is recognized when the Company has fulfilled the terms, in accordance with the contractual agreement, the Company has no future obligations, the amount of the royalty fee is reasonably determinable and collection is reasonably assured.

**Government grants**

Government assistance is recorded as a reduction of the related expenditures or capital assets, provided the grants are not repayable.

**Research and development costs**

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the project meets Canadian generally accepted accounting criteria for deferral and amortization.

**Loss per common share**

Loss per common share has been calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares, if any. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

**Stock based compensation**

The Company grants stock options to employees, directors, consultants and clinical advisory board members pursuant to a stock option plan described in note 9[c]. No compensation is recognized for these plans when common shares or stock options are issued. Any consideration received on the exercise of stock options or the purchase of stock is credited to share capital.

**Deferred leasehold inducement**

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

**Recent pronouncements**

The Canadian Institute of Chartered Accountants ("CICA") issued a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets will not be subject to amortization but instead will be assessed for impairment on at least an annual basis. Intangible assets with a finite life will continue to be amortized over their useful lives. Section 3062 will be effective for the Company's fiscal year beginning October 1, 2002. The Company does not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

Effective October 1, 2002, the Company will adopt the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The standard encourages the use of a fair value based method for all other awards granted to employees, but other methods of accounting for such stock options granted to employees can be used. However, if a method other than the fair value based method is used to account for awards granted to employees, the Company must provide pro forma net loss and loss per share information as if the fair value method had been used. The Company will adopt effective October 1, 2002 the disclosure only provision for stock options granted to employees.

## 3. CHANGE IN ACCOUNTING PRINCIPLE

### Revenue recognition

Effective July 1, 2001, the Company changed its accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. Upfront fees and payments are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company, as described in note 2. Previously, the Company recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change was applied retroactively with the following effect:

| | As originally reported | As restated |
|---|---|---|
| | 2000 | 2000 |
| (in thousands of Canadian dollars, except per share data) | $ | $ |
| License and research contract fees | 4,493 | 4,765 |
| Loss for the year | (1,917) | (1,645) |
| Basic and diluted loss per common share | (0.13) | (0.11) |
| Deferred revenue | — | 2,292 |
| Accumulated deficit | (29,507) | (31,799) |

## 4. FINANCIAL INSTRUMENTS AND RISK

For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company's results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Foreign exchange risk arises as the Company's investments which finance operations are substantially denominated in United States dollars and a significant portion of the Company's expenses are denominated in Canadian dollars. Interest rate risk arises due to the Company's investment being in fixed interest securities.

For each of the years presented, the Company's foreign exchange gain comprises unrealized and realized gains (losses) as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| (in thousands of Canadian dollars) | $ | $ | $ |
| Unrealized foreign exchange gain | 676 | 2,475 | 3,167 |
| Realized foreign exchange gain (loss) | (47) | 3,501 | 118 |
| Total unrealized and realized foreign exchange gain | 629 | 5,976 | 3,285 |

## 5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At September 30, 2002, included in cash and cash equivalents is $9,811,728 (US $6,187,242) denominated in US dollars [2001 - $1,849,893 (US $1,171,560)].

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 2.6% [2001 - 5.7%] and maturities to June 2003 [2001 - June 2002]. Included in short-term investments at September 30, 2002 are investments of $94,247,971 (US $59,432,444) denominated in U.S. dollars [2001 - $122,534,089 (US $77,602,336)].

At September 30, 2002, the fair value of the short-term investments was approximately $121,923,000 [2001 - $152,884,000], based on quoted market prices.

## 6. CAPITAL ASSETS

| (in thousands of Canadian dollars) | Cost $ | Accumulated amortization $ | Net book value $ |
|---|---|---|---|
| **2002** | | | |
| Computer equipment | **1,910** | **992** | **918** |
| Research equipment | **1,889** | **1,193** | **696** |
| Office furniture and equipment | **1,284** | **97** | **1,187** |
| Leasehold improvements | **6,164** | **7** | **6,157** |
| | **11,247** | **2,289** | **8,958** |
| **2001** | | | |
| Computer equipment | 1,342 | 790 | 552 |
| Research equipment | 1,792 | 1,022 | 770 |
| Office furniture and equipment | 442 | 338 | 104 |
| Leasehold improvements | 58 | 55 | 3 |
| | 3,634 | 2,205 | 1,429 |

During the year ended September 30, 2002, the Company completed the relocation of its head office and laboratories to a new leasehold facility with a lease commencing on October 1, 2002. Amortization of the leasehold improvements will be recognized over the initial ten year term of the lease.

## 7. MEDICAL TECHNOLOGIES

| (in thousands of Canadian dollars) | **2002** $ | 2001 $ |
|---|---|---|
| Medical technologies, cost [note 12] | **10,397** | 7,944 |
| Less: accumulated amortization | **(5,710)** | (3,455) |
| | **4,687** | 4,489 |

## 8. DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and will be amortized to reduce rental expense on a straight line basis over the initial ten year term of the lease commencing in October 2002.

## 9. SHARE CAPITAL

[a] Authorized

200,000,000 Common shares without par value
50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required. None of these shares are currently issued and outstanding.

[b] Issued and outstanding

| (in thousands of Canadian dollars) | No. of shares | Amount $ |
|---|---|---|
| **Common shares** | | |
| **Balance, September 30, 1999** | 13,286,720 | 60,981 |
| Issued for cash pursuant to public offering - net | 1,750,000 | 128,448 |
| Issued for acquisition of certain medical technology | 42,500 | 1,934 |
| Issued upon exercise of common share purchase warrants [note 9(e)] | 74,252 | 900 |
| Issued for cash upon exercise of stock options | 104,034 | 730 |
| Shares repurchased for cash [note 9(d)] | (909) | (12) |
| **Balance, September 30, 2000** | 15,256,597 | 192,981 |
| Issued for cash upon exercise of stock options | 274,157 | 2,350 |
| **Balance, September 30, 2001** | 15,530,754 | 195,331 |
| Issued upon exercise of common share purchase warrants [note 9(e)] | 25,064 | 1,968 |
| Issued for cash upon exercise of stock options | 176,049 | 2,308 |
| **Balance, September 30, 2002** | 15,731,867 | 199,607 |

On March 22, 2000, pursuant to a public offering of the common shares of the Company, 1,750,000 common shares were issued at US $53.50 per common share (CDN $78.77 per share) for net proceeds of US $87,241,227 (CDN $128,448,348) (net of offering expenses of US $6,383,773 (CDN $9,399,062).

[c] Stock options

In 1998, the Company established a Stock Option Plan ("1998 Plan"), whereby options to purchase shares of the Company's stock may be granted to employees, directors, consultants and clinical advisory board members. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years. Options granted are also subject to certain vesting provisions. During the year ended September 30, 2000, the Company obtained shareholder approval to amend the number of stock options available for granting under the Plan from 1,768,865 common shares to 2,015,521 common shares. On March 6, 2001, the shareholders approved the adoption of the 2001 Stock Option Plan ("2001 Plan"), which supercedes the 1998 Plan and increased the number of stock options available for granting to 3,076,161 common shares of which 267,630 [2001 - 806,848] options are available for issuance pursuant to the 2001 Plan.

Details of the stock option transactions are summarized as follows:

| | No. of optioned shares | Weighted average exercise price $ |
|---|---|---|
| **Balance, September 30, 1999** | 1,042,500 | 9.81 |
| Granted | 613,575 | 39.18 |
| Exercised | (104,034) | 7.01 |
| Forfeited | (9,298) | 20.41 |
| **Balance, September 30, 2000** | 1,542,743 | 21.62 |
| Granted | 855,500 | 61.61 |
| Exercised | (274,157) | 8.57 |
| Forfeited | (17,464) | 50.97 |
| **Balance, September 30, 2001** | 2,106,622 | 39.31 |
| Granted | 615,800 | 80.91 |
| Exercised | (176,049) | 13.11 |
| Forfeited | (73,780) | 64.02 |
| **Balance, September 30, 2002** | 2,472,593 | 50.80 |

Of the total options outstanding at September 30, 2002, 42,066 [2001 - 51,566] were granted pursuant to a stock option and a discretionary stock option plan superceded by the 2001 Plan.

The options outstanding are exercisable as follows:

| | Options outstanding September 30, 2002 | | | Options exercisable September 30, 2002 | |
|---|---|---|---|---|---|
| Range of exercise prices $ | Number of common shares issuable | Remaining contractual life (years) | Weighted average exercise price $ | Number of common shares issuable | Weighted average exercise price $ |
| 0.25 | 10,000 | 3.9 | 0.25 | 10,000 | 0.25 |
| 2.75 | 32,066 | 3.6 | 2.75 | 32,066 | 2.75 |
| 9.00-12.10 | 411,914 | 6.1 | 11.29 | 393,469 | 11.27 |
| 15.00-17.25 | 291,183 | 6.9 | 16.59 | 219,350 | 16.48 |
| 45.85-59.35 | 768,333 | 8.3 | 52.71 | 339,109 | 55.18 |
| 60.38-73.00 | 448,272 | 8.2 | 64.75 | 212,895 | 66.53 |
| 79.00-85.55 | 510,825 | 9.1 | 85.17 | 134,041 | 84.22 |
| | 2,472,593 | 7.8 | 49.59 | 1,340,930 | 39.01 |

These options expire at various dates from January 31, 2006 to September 17, 2012 and are subject to vesting over a period of two to four years.

During the year ended September 30, 2002, the Company accelerated the vesting of nil [2001 -1,042; 2000 - 46,583] stock options to an immediate vesting from approximately nil years [2001 - 1.7 years; 2000 - 2.5 years].

[d] Shares reacquired

During the year ended September 30, 2000, the Company acquired 909 common shares for cash of $455, which were subsequently cancelled. The excess of the cost of the shares over the amount paid of $11,073 was allocated to contributed surplus.

[e] Common share purchase warrants and other

Pursuant to a licensing agreement described in note 12[a], during the year ended September 30, 1999, the Company granted 230,000 common share purchase warrants to acquire 230,000 common shares of the Company expiring November 1, 2003 [30,000 of which were not exercisable until after November 2, 2001 and were cancellable if certain product development milestones were achieved prior to November 2, 2001]. In November 2001, the 30,000 warrants vested and the Company recorded as contributed surplus and medical technologies, the increase in the estimated fair value of the 30,000 warrants of $319,000 [2001 - $1,649,000], determined using the Black Scholes pricing model.

In January 2000, the Company issued 74,252 common shares pursuant to the net share settlement provision in respect of 125,000 common share purchase warrants that were exercisable at a price of $8.50 per share and 75,000 common share purchase warrants that were exercisable at a price of $11.62 per share. Upon exercise of the 200,000 common share purchase warrants, the $900,000 previously recorded as contributed surplus representing the fair value of the warrants at the date of grant, was reclassified to share capital.

Pursuant to the terms of a license agreement, the Company is required to pay royalties based on a percentage of its research contract fees. On February 2, 2000, the licensor exercised its right to reduce the royalty rate in exchange for the issuance of 42,500 common shares of the Company. The Company has recorded, as medical technology, the fair value of the common shares of $1,933,750 on the commitment date.

In November 2001, the Company issued 25,064 common shares in net settlement of the 30,000 common share purchase warrants described above. Accordingly, $1,968,000 was transferred from contributed surplus to share capital.

[f] Shareholder rights plan

Pursuant to a shareholders rights plan [the "Plan"] approved February 10, 1999 and amended March 5, 2002, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan is valid until the first shareholders meeting held after March 5, 2005.

## 10. INCOME TAXES

As at September 30, 2002, the Company has approximately $23,512,000 of loss carryforwards available to apply against future taxable income in Canada ($17,026,000), the United States ($1,661,000) and Switzerland ($4,825,000) and $7,813,000 and $2,363,000 of federal and provincial investment tax credits respectively available for future use in Canada. These losses and investment tax credits expire as follows:

| (in thousands of Canadian dollars) | Federal investment tax credits $ | Provincial investment tax credits $ | Loss carry forwards $ |
|---|---|---|---|
| 2003 | — | — | 1,755 |
| 2004 | — | — | 3,192 |
| 2005 | — | — | 3,129 |
| 2006 | 84 | — | 3,996 |
| 2007 | 240 | — | — |
| 2008 | 900 | — | 4,954 |
| 2009 | 1,329 | 54 | 4,825 |
| 2010 | 1,613 | 625 | — |
| 2011 | 2,047 | 828 | — |
| 2012 | 1,600 | 856 | — |
| 2022 | — | — | 1,661 |
| | 7,813 | 2,363 | 23,512 |

Significant components of the Company's future tax assets as of September 30 are shown below.

| (in thousands of Canadian dollars) | 2002 $ | 2001 $ |
|---|---|---|
| Future tax assets: | | |
| Book amortization in excess of tax depreciation | 1,457 | 1,463 |
| Loss carryforwards | 7,006 | 6,746 |
| Research and development deductions and credits | 18,708 | 14,858 |
| Other assets | 1,734 | 3,954 |
| Total future tax assets | 28,905 | 27,021 |
| Valuation allowance | (28,786) | (26,512) |
| Total future tax assets | 119 | 509 |
| Future tax liabilities: | | |
| Unrealized foreign exchange gain | (119) | (509) |
| Total future tax liabilities | (119) | (509) |
| Net future tax assets | — | — |

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at September 30, 2002 and 2001.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 40.87% [2001 - 44.87%; 2000 - 45.62%] statutory tax rate, at September 30 is:

| (in thousands of Canadian dollars) | 2002 $ | 2001 $ | 2000 $ |
|---|---|---|---|
| Income taxes at statutory rates | **(8,233)** | (3,736) | (750) |
| Amortization in excess of (less than) capital cost allowance for tax | **42** | (209) | 634 |
| Expenses not deductible for tax | **1,359** | 312 | 15 |
| Expenses capitalized for tax purposes | **2,744** | 4,770 | 3,154 |
| Income not recognized for tax purposes | **—** | (1,823) | (1,334) |
| Income recognized for tax purposes | **3,425** | — | — |
| Non-capital losses generated (used) | **2,651** | 2,223 | (474) |
| Other deductions for tax purposes | **(1,988)** | (1,537) | (1,245) |
| | **—** | — | — |

## 11. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through May 2012, with an option to renew through 2017. Future minimum annual lease payments under these leases are as follows:

| (in thousands of Canadian dollars) | $ |
|---|---|
| 2003 | 925 |
| 2004 | 975 |
| 2005 | 1,325 |
| 2006 | 1,325 |
| 2007 | 1,199 |
| Thereafter | 6,260 |
| | 12,009 |

Rent expense for the year ended September 30, 2002 amounted to $667,759 [2001 - $552,576, 2000 - $484,260].

Other

Pursuant to various license agreements, the Company is responsible for the payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, and the payment of amounts upon the achievement of certain milestones. In addition, the Company is committed to future research and development expenses related to its clinical trials and research and development programs [note 12].

Contingencies

[a] The Company may, from time to time, be subject to claims and legal proceedings brought against them in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

[b] Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

## 12. COLLABORATIVE AGREEMENTS

The Company's most significant agreements are:

[a] NeoRx Corporation ("NeoRx")

In December 1998, the Company entered into an exclusive license agreement with NeoRx whereby the Company was granted an exclusive, worldwide license to certain technologies of NeoRx relating to the use of paclitaxel and analogues and derivatives for non-oncological diseases. Pursuant to this license agreement, the Company issued 63,846 common shares and 230,000 common share purchase warrants valued at $1,968,000 [note 9[e]].

[b] C.R. Bard, Inc. ("Bard")

In December 1998, the Company and Bard entered into an exclusive, worldwide, license and development agreement (the "Bard License Agreement") which grants Bard the right to use, manufacture, distribute and sell certain technology of the Company for peripheral perivascular applications in connection with peripheral vascular grafts and AV access grafts. Pursuant to the Bard License Agreement, Bard paid a license fee to the Company and has agreed to make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The Company is committed to a maximum of $16.5 million (US $11 million) of the joint research and development costs to be incurred by both parties. The payments and commitments of Bard pursuant to the Bard License Agreement, if all milestone payments are made and the other financial commitments are incurred, excluding royalty payments, is approximately $30 million, of which $3.1 million has been received as at September 30, 2002. The agreement may be terminated by the Company if certain milestones are not met by Bard after the appropriate notice is provided. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

[c] Boston Scientific Corporation ("BSC") and Cook Incorporated ("Cook")

In July 1997, the Company, BSC and Cook entered into a licensing agreement and investment agreement (together the "BSC/Cook License Agreement") which grants each of BSC and Cook a co-exclusive, worldwide right and license to use, manufacture, distribute, and sell certain technology of the Company for endoluminal vascular and gastrointestinal applications on or incorporated in stents and other drug delivery devices.

Pursuant to the BSC/Cook License Agreement, each of BSC and Cook has agreed to reimburse the Company for certain research and development expenses, make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The payments and commitments pursuant to the BSC/Cook License Agreement, including an equity investment of $5.4 million, if the milestone payments are achieved and the other financial commitments are incurred, excluding royalty payments, is approximately $32 million, of which $10.9 million and the equity investment has been received as at September 30, 2002. The agreement may be terminated by either party if regulatory milestones are not met. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

## 13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a] For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for stock options granted to employees and directors. Under APB 25, as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

[b] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $287,000 [2001 - $449,000; 2000 - $531,000] in respect of options earned by the consultants during fiscal 2002. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2002, 2001 and 2000, respectively: risk free interest rates of 4.0%,

4.4% and 5.4%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.50, 0.74 and 1.17; and a weighted average expected life of the options of five years, six years and six years.

[c] Under U.S. GAAP, the accelerated vesting of stock options granted to employees must be recorded at the intrinsic value of the stock options on the acceleration date less the intrinsic value on the initial grant date, to the extent an employee benefits from the acceleration. Accordingly, the Company has recorded compensation expense in the amount of $ nil [2001 - $49,000; 2000 - $1,767,000].

[d] Under U.S. GAAP, amounts paid for medical technologies used solely in research and development activities and with no alternative future use, would be expensed.

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

[f] Accounts payable and accrued liabilities comprise:

| [in thousands of Canadian dollars] | **2002** **$** | 2001 $ |
|---|---|---|
| Trade accounts payable | **2,532** | 1,678 |
| Accrued contract research | **504** | 1,428 |
| Employee-related accruals | **1,513** | 576 |
| Other accrued liabilities | **4,349** | 491 |
| | **8,898** | 4,173 |

[g] For purposes of Canadian GAAP, the effect of the change in accounting principle described in note 3 is applied retroactively and all prior years have been restated. For purposes of U.S. GAAP, the accounting principle described in note 3 is applied as a cumulative effect adjustment to the fiscal 2001 reported net loss.

If U.S. GAAP were followed:

[i] the effect on the Statements of Loss and Deficit would be:

| [in thousands of Canadian dollars except per share information] | **2002** **$** | 2001 $ | 2000 $ |
|---|---|---|---|
| Loss for the year, Canadian GAAP | **(20,143)** | (8,327) | (1,645) |
| Adjustment to eliminate retroactive change in accounting principle | **—** | — | (272) |
| Adjustment for stock based compensation to non-employees [b] | **(287)** | (449) | (531) |
| Adjustment for accelerated vesting of stock options [c] | **—** | (49) | (1,767) |
| Adjustment for medical technology expense and amortization [d] | **2,357** | (231) | (1,492) |
| Loss before cumulative effect of change in accounting principle for the year, U.S. GAAP | **(18,073)** | (9,056) | (5,707) |
| Cumulative effect of a change in accounting principle [g] | **—** | (2,292) | — |
| Loss for the year, U.S. GAAP | **(18,073)** | (11,348) | (5,707) |
| Adjustment for short-term investments, unrealized gain [e] | **106** | — | — |
| Comprehensive loss for the year, U.S. GAAP | **(17,967)** | (11,348) | (5,707) |
| Basic and diluted loss per common share, U.S. GAAP: | | | |
| Loss before change in accounting principle | **(1.16)** | (0.59) | (0.40) |
| Cumulative effect of a change in accounting principle | **—** | (0.15) | — |
| Basic and diluted loss per common share, U.S. GAAP | **(1.16)** | (0.74) | (0.40) |
| Weighted average number of common shares, U.S. GAAP (in thousands) | **15,633** | 15,414 | 14,332 |

[ii] Balance Sheet items which would vary under U.S. GAAP are as follows:

| (in thousands of Canadian dollars) | 2002 $ | 2001 $ |
|---|---|---|
| Medical technology | 2,555 | — |
| Short-term investments | 121,923 | 152,884 |
| Total assets | 149,539 | 158,214 |
| Contributed surplus | 3,255 | 4,617 |
| Accumulated other comprehensive income | 106 | — |
| Deficit | (65,582) | (47,509) |

[iii] Statements of Cash Flow items, which would vary are as follows:

| (in thousands of Canadian dollars) | 2002 $ | 2001 $ | 2000 $ |
|---|---|---|---|
| Cash used in operating activities,Canadian GAAP | (15,016) | (9,791) | (6,118) |
| Adjustment for medical technologyexpense | — | (114) | (720) |
| Cash used in operating activities,U.S. GAAP | (15,016) | (9,905) | (6,838) |
| Cash provided by (used in) investing activities, Canadian GAAP | 24,031 | 6,542 | (125,038) |
| Adjustments for medical technology | — | 114 | 720 |
| Cash provided by (used in) investing activities, U.S. GAAP | 24,031 | 6,656 | (124,318) |

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation", for stock options granted to employees and directors under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2002, 2001, and 2000, respectively: risk free interest rates of 4.0%, 4.4% and 5.4%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.50, 0.74 and 1.17; and a weighted average expected life of the options of five years, five years and six years.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted-average fair value of options granted during the year ended September 30, 2002 was approximately $39 [2001 - $40; 2000 - $33].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

| (in thousands of Canadian dollars) | 2002 $ | 2001 $ | 2000 $ |
|---|---|---|---|
| Loss for the year, U.S. GAAP | (18,073) | (11,348) | (5,707) |
| Add: SFAS 123 Expense | (20,769) | (14,487) | (3,736) |
| Pro forma loss, U.S. GAAP | (38,842) | (25,835) | (9,443) |
| Pro forma loss per share, U.S. GAAP | (2.48) | (1.68) | (0.66) |
| Weighted average number of common shares, U.S. GAAP (in thousands) | 15,633 | 15,414 | 14,332 |

## 14. SEGMENTED INFORMATION

The Company operates in two segments: medical device coatings/implants and therapeutics. Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants. Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The Company does not include total assets and capital assets in evaluating segment performance and therefore total assets and capital assets are not allocated between segments. However, the Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period. Capital assets and medical technologies are substantially located in Canada with a net book value of $13.6 million.

Also for purposes of evaluating segment performance, general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange gain is not allocable between segments.

| | Years ended September 30 | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| (in thousands of Canadian dollars) | **$** | $ | $ |
| | | | [Restated - see note 3] |
| Revenue [1] | | | |
| Medical device coatings/implants | **7,330** | 1,123 | 4,765 |
| Total revenues for reportable segments | **7,330** | 1,123 | 4,765 |
| Loss for the year | | | |
| Medical device coatings/implants | **(7,110)** | (6,313) | (236) |
| Therapeutics | **(10,704)** | (14,584) | (9,397) |
| Total loss for reportable segments | **(17,814)** | (20,897) | (9,633) |

(1) Revenues are all attributable to the U.S. based on the location of the Company's collaborators or the location of the licensee.

Reconciliation of loss for the years ended September 30:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| (in thousands of Canadian dollars) | **$** | $ | $ |
| | | | [Restated - see note 3] |
| Total loss for reportable segments | **(17,814)** | (20,897) | (9,633) |
| Non-allocable corporate expenses | **(6,412)** | (2,542) | (1,222) |
| Total other income | **4,083** | 15,112 | 9,210 |
| Loss for the year | **(20,143)** | (8,327) | (1,645) |

## 15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended September 30, 2002.

## 16. SUBSEQUENT EVENT

On September 30, 2002 the Company and Cohesion Technologies, Inc. ("Cohesion"), a U.S. public company specializing in the development of biosurgical materials, jointly announced that they have signed a definitive agreement for the Company to acquire Cohesion in an all stock merger transaction. The purchase price is approximately US$42 million (including in the money options and warrants), or US$4.05 per common share of Cohesion, subject to adjustment by a "collar" provision with respect to the trading price of the Company's shares. The transaction is expected to close during the second quarter of 2003, subject to various regulatory and shareholder approvals and will be accounted for using the purchase method of accounting for business combinations.

NOTES

## DIRECTORS

David T. Howard, Chairman of the Board [1][2][3]
President & Chief Executive Officer
SCOLR, Inc.

Kenneth H. Galbraith, CA [1][2]
President
Gigha Consulting, Ltd.

John McDermott, MBA [2][3]
President
BARD Peripheral Vascular

Hartley T. Richardson [1][3]
President & Chief Executive Officer
James Richardson & Sons, Ltd.

William L. Hunter, MD, MSc
President & Chief Executive Officer

Donald E. Longenecker, PhD
Former President & Chief Operating Officer

## MANAGEMENT

William L. Hunter, MD, MSc
President & Chief Executive Officer

David M. Hall, BA, BComm
Chief Financial Officer, Secretary & Treasurer

Rui Avelar, MD
Vice President, Investor Relations & Communications

Jeanne M. Bertonis, MBA
Vice President, Corporate Development

David D. McMasters, ESQ
Vice President, Intellectual Property & General Counsel

## CORPORATE HEADQUARTERS

Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, British Columbia
CANADA V6A 1B6

T: 604.221.7676
F: 604.221.2330
www.angiotech.com

[1] member, Audit Committee
[2] member, Executive Compensation Committee
[3] member, Governance & Nominating Committee

## STOCK INFORMATION

Angiotech Pharmaceuticals common stock is traded on the NASDAQ National Market under the symbol "ANPI" and on the Toronto Stock Exchange under the symbol "ANP".

## TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
CANADA V6C 3B9

## AUDITORS

Ernst & Young, LLP
22nd Floor, 700 West Georgia Street
Vancouver, British Columbia
CANADA V7Y 1C7

## LEGAL COUNSEL

Irwin, White & Jennings
2620 - 1055 West Georgia Street
Vancouver, British Columbia
CANADA V6E 3R5

Heller Ehrman White & McAuliffe LLP
Suite 6100 - 701 Fifth Avenue
Seattle, Washington
USA 98104

## PATENT COUNSEL

Seed Intellectual Property Law Group
6300 Columbia Center
701 Fifth Avenue
Seattle, Washington
USA 98104

## ANNUAL MEETING

The annual meeting of shareholders will take place on Monday, March 3, 2003, at 9:00 a.m. at Simon Fraser University's Centre for Dialogue in Vancouver, British Columbia, Canada.

## INVESTOR INFORMATION

Investors, shareholders and security analysts seeking information about the Company should refer to the Company's website at www.angiotech.com or call Investor Relations at (604) 221-7676.

design: yu medical illustrations: tanakalhassard photography: km studios

A N G I O T E C H®

Invent. Integrate. Innovate.™

Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC CANADA
V6A 1B6

T: 604.221.7676
F: 604.221.2330
E: info@angio.com
W: www.angiotech.com